                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of September, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                           Consolidated Summary Report
                                (under U.S. GAAP)
                    for the Fiscal Year Ended March 31, 2003

Date:                                September 19, 2003
Company name (code number):          Mitsubishi Tokyo Financial Group, Inc. (8306)
                                     (URL http://www.mtfg.co.jp)
Stock exchange listings:             Tokyo, Osaka, New York, London
Headquarters:                        Tokyo
Representative:                      Shigemitsu Miki, President & CEO
For inquiry:                         Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
                                     (Phone) +81-3-3240-8211

Consolidated financial data for the year ended March 31, 2003

(1) Operating results

                                                                       (in millions of yen except per share data and percentages)
                                                                       ----------------------------------------------------------
                                                                                       For the year ended March 31,
                                                                                -----------------------------------------
                                                                                   2003                          2002
                                                                                -----------                  ------------
 Total revenue                                                                   2,432,004                     2,384,668
  change from corresponding period of the previous year                              2.0 %                       (23.9)%
 Income (loss) before income tax expense (benefit)                                 246,697                     (324,233)
   and cumulative effect of a change in accounting principle
  change from corresponding period of the previous year                                  -                             -
 Net income (loss)                                                                 203,288                     (216,534)
 change from corresponding period of the previous year                                   -                             -
 Basic earnings (loss) per common share - net income (loss)
   available to common shareholders               (in yen)                       33,963.40                   (39,733.32)
 Diluted earnings (loss) per common share - net income (loss)
   available to common shareholders               (in yen)                       31,137.71                   (39,733.32)
 Net income (loss) as a percentage of shareholders' equity                           8.9 %                        (8.9)%
 Income (loss) before income tax expense (benefit)
 as a percentage of total assets                                                     0.3 %                        (0.3)%
 Income (loss) before income tax expense (benefit)
 as a percentage of total revenue                                                   10.1 %                       (13.6)%

Notes:

   1. Equity in earnings (loss) of affiliates for the year ended:
                                                                               March 31, 2003:      (11,746) million of yen
                                                                               March 31, 2002:       (9,200) million of yen

   2. Average number of shares outstanding for the year ended:
                                             March 31, 2003:                    (common stock)        5,617  thousands of shares
                                                                     (preferred stock-class 1)           81  thousands of shares
                                                                     (preferred stock-class 2)          100  thousands of shares
                                             March 31, 2002:                    (common stock)        5,555  thousands of shares
                                                                     (preferred stock-class 1)           81  thousands of shares
                                                                     (preferred stock-class 2)          100  thousands of shares

(2) Financial condition

                                                                          (in millions of yen except per share data and percentages)
                                                                          ----------------------------------------------------------
                                                                                                  As of March 31,
                                                                                ----------------------------------------------------
                                                                                       2003                              2002
                                                                                -------------------              -------------------
 Total assets                                                                           96,531,713                        94,365,114
 Shareholders' equity                                                                    2,552,937                         2,626,497
 Shareholders' equity as a percentage of total assets                                         2.6%                              2.8%
 Shareholders' equity per common share           (in yen)                               338,538.88                        391,595.90

Note:

 Number of shares outstanding as of:

                     March 31, 2003:                              (common stock)                          6,229  thousands of shares
                                                       (preferred stock-class 1)                             81  thousands of shares
                                                       (preferred stock-class 2)                            100  thousands of shares
                     March 31, 2002:                              (common stock)                          5,573  thousands of shares
                                                       (preferred stock-class 1)                             81  thousands of shares
                                                       (preferred stock-class 2)                            100  thousands of shares


 (3)  Cash flows

                                                                                                                (in millions of yen)
                                                                                ----------------------------------------------------
                                                                                              For the year ended March 31,
                                                                                ----------------------------------------------------
                                                                                        2003                             2002
                                                                                -------------------              -------------------
 Net cash provided by (used in) operating activities                                        780,982                        (922,743)
 Net cash used in investing activities                                                    (399,773)                        (546,888)
 Net cash provided by financing activities                                                2,124,608                        1,508,172
 Cash and cash equivalents at end of year                                                 4,288,581                        1,832,399



Formulas for computing ratios for the year ended March 31, 2003 are as follows:

Basic earnings (loss) per common share - net income (loss) available to common shareholders

                     Net income (loss ) - Total dividends for the year on preferred stock
-----------------------------------------------------------------------------------------------------------------
                               Average number of common stock for the year *

Diluted earnings (loss) per common share - net income (loss) available to common shareholders

        Net income (loss) - Total dividends for the year on preferred stock +Adjustments in net income assuming dilution
-----------------------------------------------------------------------------------------------------------------------------
                  Average number of common stock for the year * + Number of dilutive potential common stock

Net income (loss) as a percentage of shareholders' equity

                     Net income (loss) - Total dividends for the year on preferred stock
-----------------------------------------------------------------------------------------------------------------------------  x 100
   { [Shareholders' equity at beginning of the year - Number of preferred stock at beginning of the year x Issue price]
            + [Shareholders' equity at year end -Number of preferred stock at year end x Issue price] } / 2

Shareholders' equity per common share

             Shareholders' equity at year end - Number of preferred stock at year end x Issue price
-----------------------------------------------------------------------------------------------------------------
                                  Number of common stock at year end *

* excluding treasury stock and parent's common stock owned by subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the
Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.
------------------------------------------------------------------------------------------------------------------------------------

                                      -2-

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

                                                                                                            Increase/
                                                                                    As of March 31,        (Decrease)
(in millions of yen)                                                             2003 (A)     2002 (B)      (A) - (B)
                                                                             ------------  ------------- --------------
Assets:
Cash and due from banks                                                         4,288,581      1,832,399      2,456,182
Interest-earning deposits in other banks                                        4,009,986      4,332,180       (322,194)
Call loans and funds sold                                                         595,567      1,626,760     (1,031,193)
Receivables under resale agreements                                             1,169,479      1,122,680         46,799
Receivables under securities borrowing transactions                             1,848,124      1,953,242       (105,118)
Trading account assets                                                          8,363,383      7,497,253        866,130
Investment securities:
    Securities available for sale                                              24,364,066     23,282,816      1,081,250
    Securities being held to maturity                                             191,132        272,163        (81,031)
    Other investment securities                                                   145,431        129,498         15,933
                                                                             ------------  ------------- --------------
Total investment securities                                                    24,700,629     23,684,477      1,016,152
                                                                             ------------  ------------- --------------
Loans, net of unearned income and deferred loan fees                           48,465,569     50,229,725     (1,764,156)
Allowance for credit losses                                                    (1,360,136)    (1,735,180)       375,044
                                                                             ------------  ------------- --------------
Net loans                                                                      47,105,433     48,494,545     (1,389,112)
                                                                             ------------  ------------- --------------
Premises and equipment - net                                                      643,794        681,366        (37,572)
Accrued interest                                                                  173,351        213,697        (40,346)
Customers' acceptance liability                                                    28,261         37,608         (9,347)
Intangible assets                                                                 186,898        186,617            281
Goodwill                                                                           48,143         41,386          6,757
Deferred tax assets                                                             1,640,046      1,120,831        519,215
Other assets                                                                    1,730,038      1,540,073        189,965
                                                                             ------------  ------------- --------------
                 Total                                                         96,531,713     94,365,114      2,166,599
                                                                             ============  ============= ==============
Liabilities and Shareholders' Equity:
Deposits:
    Domestic offices:
         Non-interest-bearing                                                   3,987,854      3,091,407        896,447
         Interest-bearing                                                      52,257,085     48,826,155      3,430,930
    Overseas offices:
         Non-interest-bearing                                                   2,434,297      2,166,464        267,833
         Interest-bearing                                                       8,624,442      9,575,475       (951,033)
                                                                             ------------  ------------- --------------
Total deposits                                                                 67,303,678     63,659,501      3,644,177
                                                                             ------------  ------------- --------------
Debentures                                                                        636,060      2,269,122     (1,633,062)
Call money and funds purchased                                                  2,689,892      2,542,489        147,403
Payables under repurchase agreements                                            4,424,035      3,786,560        637,475
Payables under securities lending transactions                                  2,205,943      2,913,983       (708,040)
Due to trust account                                                            1,401,618      2,282,225       (880,607)
Other short-term borrowings                                                     2,854,028      3,318,634       (464,606)
Trading account liabilities                                                     3,603,153      2,495,768      1,107,385
Obligations to return securities received as collateral                           950,138        315,538        634,600
Bank acceptances outstanding                                                       28,261         37,608         (9,347)
Accrued interest                                                                  132,655        211,010        (78,355)
Long-term debt                                                                  5,159,132      5,183,841        (24,709)
Other liabilities                                                               2,590,183      2,722,338       (132,155)
                                                                             ------------  ------------- --------------
                  Total liabilities                                            93,978,776     91,738,617      2,240,159
                                                                             ------------  ------------- --------------
Shareholders' equity:
    Capital stock:

         Preferred stock - class 1                                                122,100        122,100              -
         Preferred stock - class 2                                                100,000        100,000              -
         Common stock                                                             984,708        873,156        111,552
    Capital surplus                                                             1,058,611        850,835        207,776
    Retained earnings:
         Appropriated for legal reserve                                           237,474        236,537            937
         Unappropriated                                                           168,036         11,593        156,443
    Accumulated other changes in equity from nonowner sources, net of taxes      (114,790)       523,250       (638,040)
                                                                             ------------  ------------- --------------
Total                                                                           2,556,139      2,717,471       (161,332)
Less treasury stock - at cost                                                       3,202         90,974        (87,772)
                                                                             ------------  ------------- --------------
                 Shareholders' equity - net                                     2,552,937      2,626,497        (73,560)
                                                                             ------------  ------------- --------------
                 Total                                                         96,531,713     94,365,114      2,166,599
                                                                             ------------  ------------- --------------

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

                                                                                                                 Increase/
                                                                                  For the year ended March 31,   (Decrease)
(in millions of yen)                                                                2003 (A)       2002 (B)      (A) - (B)
                                                                                  -----------   -----------     ----------
Interest income:
Loans, including fees                                                               1,047,420     1,276,821       (229,401)
Deposits in other banks                                                                72,623       159,784        (87,161)
Investment securities:

   Interest                                                                           344,422       336,278          8,144
   Dividends                                                                           47,004        63,115        (16,111)
Trading account assets                                                                 12,045        15,144         (3,099)
Call loans and funds sold                                                               7,320        19,318        (11,998)
Receivables under resale agreements and securities borrowing transactions              54,524       146,501        (91,977)
                                                                                  -----------   -----------     ----------
     Total                                                                          1,585,358     2,016,961       (431,603)
                                                                                  -----------   -----------     ----------
Interest expense:
Deposits                                                                              243,755       485,643       (241,888)
Debentures                                                                              8,508        20,491        (11,983)
Call money and funds purchased                                                         12,708        17,853         (5,145)
Payables under repurchase agreements and securities lending transactions               94,713       182,487        (87,774)
Due to trust account                                                                    8,673        16,683         (8,010)
Other short-term borrowings and trading account liabilities                            31,320        46,567        (15,247)
Long-term debt                                                                        140,240       169,339        (29,099)
                                                                                  -----------   -----------     ----------
     Total                                                                            539,917       939,063       (399,146)
                                                                                  -----------   -----------     ----------
Net interest income                                                                 1,045,441     1,077,898        (32,457)
Provision for credit losses                                                           455,630       601,689       (146,059)
Net interest income after provision for credit losses                                 589,811       476,209        113,602
Non-interest income:
Fees and commissions                                                                  528,108       491,864         36,244
Foreign exchange gains (losses) - net                                                  25,558      (333,034)       358,592
Trading account profits - net                                                         266,816       138,460        128,356
Investment securities gains (losses) - net                                            (21,293)       20,598        (41,891)
Other non-interest income                                                              47,457        49,819         (2,362)
                                                                                  -----------   -----------     ----------
     Total                                                                            846,646       367,707        478,939
                                                                                  -----------   -----------     ----------
Non-interest expense:
Salaries and employee benefits                                                        499,470       456,568         42,902
Occupancy expenses - net                                                              121,080       134,787        (13,707)
Losses on other real estate owned                                                         305         6,233         (5,928)
Goodwill amortization                                                                     -           7,862         (7,862)
Amortization of intangible assets                                                      46,917        36,932          9,985
Insurance premiums, including deposit insurance                                        48,259        43,452          4,807
Communications                                                                         22,043        21,266            777
Other non-interest expenses                                                           451,686       461,049         (9,363)
                                                                                  -----------   -----------     ----------
     Total                                                                          1,189,760     1,168,149         21,611
                                                                                  -----------   -----------     ----------
Income (loss) before income tax expense (benefit)
   and cumulative effect of a change in accounting principle                          246,697      (324,233)       570,930
Income tax expense (benefit)                                                           42,877      (101,832)       144,709
Income (loss) before cumulative effect of a change in accounting principle            203,820      (222,401)       426,221
Cumulative effect of a change in accounting principle, net of tax                        (532)        5,867         (6,399)
Net income (loss)                                                                     203,288      (216,534)       419,822
Income available to preferred shareholders                                             12,504         4,168          8,336
Net income (loss) available to common shareholders                                    190,784      (220,702)       411,486

(in yen)
Amounts per share:
Basic earnings (loss) per common share - income (loss) available to common
   shareholders before cumulative effect of a change in accounting principle        34,058.11    (40,789.57)     74,847.68
Basic earnings (loss) per common share - net income (loss) available to common
   shareholders                                                                     33,963.40    (39,733.32)     73,696.72
Diluted earnings (loss) per common share - income (loss) available to common
   shareholders before cumulative effect of a change in accounting principle        31,228.45    (40,789.57)     72,018.02
Diluted earnings (loss) per common share - net income (loss) available to common
   shareholders                                                                     31,137.71    (39,733.32)     70,871.03

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Nonaccrual and restructured loans,
  and accruing loans contractually past due 90 days or more (unaudited)


                                                                           As of March 31,                           Increase/
                                                          2003                2003 (A)              2002 (B)        (Decrease)
(in million of yen)                               (New classification)  (Old classification)  (Old classification)  (A) - (B)
                                                  --------------------  --------------------  --------------------  ----------
Nonaccrual loans:
     Domestic:
          Manufacturing                                  111,107                112,152            142,572            (30,420)
          Construction                                   149,918                149,918            213,491            (63,573)
          Real estate                                    266,408                266,408            841,414           (575,006)
          Services                                        87,492                 85,602            214,877           (129,275)
          Wholesale and retail                           224,468                238,986            251,061            (12,075)
          Banks and other financial institutions          17,794                 17,794             58,568            (40,774)
          Communication and information services          14,081                      -                  -                  -
          Other industries                                53,922                 54,330             39,687             14,643
          Consumer                                       150,989                150,989            166,333            (15,344)
                                                      ----------             ----------         ----------         ----------
                Total domestic                         1,076,179              1,076,179          1,928,003           (851,824)
                                                      ----------             ----------         ----------         ----------
     Foreign:
          Governments and official institutions            1,747                  1,747              3,341             (1,594)
          Banks and other financial institutions           8,387                  8,387              9,119               (732)
          Commercial and industrial                      271,090                271,090            226,054             45,036
          Other                                           56,156                 56,156              7,059             49,097
                                                      ----------             ----------         ----------         ----------
                 Total foreign                           337,380                337,380            245,573             91,807
                                                      ----------             ----------         ----------         ----------
     Total                                             1,413,559              1,413,559          2,173,576           (760,017)
                                                      ----------             ----------         ----------         ----------
Restructured loans:
       Domestic                                        1,212,832              1,212,832          1,859,176           (646,344)
       Foreign                                           106,236                106,236            109,190             (2,954)
                                                      ----------             ----------         ----------         ----------
       Total                                           1,319,068              1,319,068          1,968,366           (649,298)
                                                      ----------             ----------         ----------         ----------
Accruing loans contractually past due
 90 days or more:
       Domestic                                           17,533                 17,533             20,276             (2,743)
       Foreign                                             2,866                  2,866              2,764                102
                                                      ----------             ----------         ----------         ----------
       Total                                              20,399                 20,399             23,040             (2,641)
                                                      ----------             ----------         ----------         ----------
          Total                                        2,753,026              2,753,026          4,164,982         (1,411,956)
                                                      ----------             ----------         ----------         ----------

Note: During the fiscal year ended March 31,2003, the Bank of Japan changed the industry segment loan classification defined for regulatory reporting purposes. For the purpose of comparison, the information as of March 31, 2003 includes both loans outstanding by type of industry based on the prior years' industry segment classification and the new industry segment classification.